Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Skechers USA Inc (SKX)
Name of persons relying on exemption: As You Sow®
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Skechers USA Inc (SKX)
Vote Yes: Item # 2 – Timeline for Measuring and Disclosing

Value Chain Emissions

Annual Meeting: May 23, 2024

CONTACT: Parker Caswell| pcaswell@asyousow.org

THE RESOLUTION

BE IT RESOLVED: Shareholders request Skechers publicly disclose a timeline for measuring and disclosing its value chain emissions.

SUPPORTING STATEMENT:

Proponents suggest, at management’s discretion, the Company:

•	Provide a rationale and threshold criteria for determining if any emissions categories are deemed to be not relevant; and
•	Provide annual public updates on the Company’s efforts to quantify its value-chain emissions, including information on efforts to engage with its suppliers.

SUMMARY

Skechers USA Inc (“Skechers” or “the Company”) acknowledges that climate change poses a material risk to its business. In its 2023 annual report, the Company directly states that climate change and its related effects could “disrupt [the Company’s] operations” and lists a variety of risk factors that could “materially increase [the Company’s] costs and expenses, delay or decrease revenue from our customers and disrupt our ability to maintain business continuity.”1

Despite acknowledging climate risk, Skechers has not set a timeline for measuring and disclosing its Scope 3, value chain greenhouse gas (GHG) emissions, which can comprise up to 98% of retailers’ overall carbon footprint.2 This leaves shareholders without critical information necessary to assess the risk factors that the Company identifies in its own most recent annual report.

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1 https://www.sec.gov/Archives/edgar/data/1065837/000095017024022106/skx-20231231.htm#item_1a_risk_factors p.9

2 https://www.mckinsey.com/industries/retail/our-insights/climate-sustainability-in-retail-who-will-pay

2024 Proxy Memo Skechers USA Inc | Timeline for Measuring and Disclosing Value Chain Emissions

By setting a timeline to measure and disclose its value-chain emissions, Skechers can identify which segments of its supply chain and operations are most vulnerable to the climate-related risks identified in its annual report and take steps to mitigate its contributions to climate change. Without a timeline for value-chain GHG emissions disclosures, investors are left uninformed about the Company’s efforts to understand and mitigate its degree of exposure to climate risk.

RATIONALE FOR A YES VOTE

1.	Skechers fails to implement the proposal by not disclosing a timeline for measuring and disclosing its Scope 3 value-chain emissions.

2.	Skechers’ current lack of a timeline for disclosing its Scope 3 value-chain GHG emissions exposes the Company to material financial risk.

3.	Skechers significantly lags many peers who measure and disclose value chain GHG emissions or have a timeline for doing so.

DISCUSSION

1.	Skechers fails to implement the proposal by not disclosing a timeline for measuring and disclosing its Scope 3 value-chain emissions.

Although Skechers does disclosure its Scope 1 and 2 emissions, the Company does not disclose any of the GHG Protocol’s 15 Scope 3 categories in its most recent sustainability report or a timeline to do so.3 The Company reports future plans to “begin undertaking efforts to measure and disclose [Skechers’] Scope 3 GHG emissions,” but does not provide investors with any additional information and timelines regarding Skechers path towards value-chain measurement and disclosure.4 The Company also does not report any information about which Scope 3 categories they plan to measure, or how they plan to begin engaging their value-chain partners to quantify their emissions. While proponents are appreciative of Skechers’ acknowledgement of the importance of value-chain emissions disclosures, shareholders need proactive risk mitigation and decision making regarding their company’s contributions to climate change and exposure to climate-related risk factors. To legitimize Skechers’ “plan to begin undertaking efforts” for value-chain measurement and disclosure, the Company should provide shareholders with a transparent timeline for how the Company will begin to mitigate its exposure to climate-related risk.

2.	Skechers’ current lack of a timeline for disclosing its Scope 3 value-chain GHG emissions exposes the Company to material financial risk.

Financial risk in an evolving regulatory landscape

Skechers’ lack of a timeline for disclosing value-chain GHG emissions exposes the Company to material financial risk from the impacts of current and future climate regulation. Skechers does not gather, measure, and disclose upstream GHG emissions from its suppliers or downstream GHG emissions from its sold products, meaning that the Company lacks critical disclosures of its own GHG emissions profile. Further, without gathering and reviewing suppliers’ response to climate risk, Skechers cannot identify which segments of its supply chain may be critically vulnerable to increasing climate-related risk and regulations in the United States and globally.

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3 https://about.skechers.com/wp-content/uploads/2023/06/Skechers-Impact-Report-2022-1.pdf p.15

4 https://about.skechers.com/wp-content/uploads/2023/06/Skechers-Impact-Report-2022-1.pdf p.15

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2024 Proxy Memo Skechers USA Inc | Timeline for Measuring and Disclosing Value Chain Emissions

California, where much of Skechers’ operational footprint is located, recently passed Senate Bill (SB) 253, requiring that companies report their Scope 1-3 GHG emissions to the California Air Resource Board (CARB). Although the new California GHG reporting regulation’s requirements have yet to come into effect, it will require Skechers to measure and disclose all material Scope 3 value-chain GHG emissions. In reporting, CARB specifies that companies use GHG Protocol-compatible accounting and reporting frameworks, which can be understood by auditors, investors, and the public.

To reduce the possibility of future compliance violations and demonstrate a proactive attitude towards the growing trend of mandated GHG emissions reporting, Skechers should immediately provide a timeline for measuring and disclosing its value-chain GHG emissions.

Reputational Risk

Skechers' lack of a timeline for measuring and disclosing its value chain emissions also exposes the Company to material reputational risks. Consumers are increasingly climate-conscious, and investors seek complete and transparent GHG emissions reporting.5 Companies who are perceived as having weaker sustainability commitments are at a distinct competitive disadvantage among key consumer groups. Skechers lack of value-chain emissions disclosures positions the Company as a sustainability laggard amongst its peers.6 Skechers will face further reputational damage if it does not proactively comply with current and future GHG reporting requirements, that explicitly require the measurement and disclosure of Scope 3 value-chain emissions.

Furthermore, investors increasingly expect companies to make climate-related risk disclosures and set targets for mitigating climate risks. Climate Action 100+ (CA100+), a global investor initiative with over 700 investor members, has issued a Net Zero Company Benchmark (the Benchmark) that aims to secure greater disclosure of climate risks and robust emission reduction strategies. Scope 3 value-chain disclosures or targets are a necessary condition for meeting over half of the Benchmarks indicators, and Skechers' failure to align with the Benchmark is likely to deter the many investors who utilize CA100+’s framework.

Skechers' ability to measure, disclose, and eventually reduce its Scope 3 value-chain emissions will is an essential indicator for investors assessing the Company’s degree of exposure to climate risk and its ability to thrive and grow in a low-carbon economy. To meet investor demands on climate change, capitalize on the potential benefits of the energy transition, and mitigate reputational risk, Skechers should set a timeline for measuring and disclosing its Scope 3 value-chain emissions.

Supply Chain Risk

Skechers' lack of value-chain disclosures exposes the Company to additional risks because the Company has not assessed the GHG emissions footprint of its supply chain and is not able to determine which areas may be affected by future climate regulations. The Company notes that “Substantially all our sales during the year ended December 31, 2023 were derived from sales of footwear manufactured in foreign countries.”7 By quantifying the GHG emissions form its suppliers, Skechers will be able to identify which of its key suppliers have outsized GHG emissions, and, therefore, which of its suppliers may be significantly affected by the increasing trend of both domestic and international GHG emissions regulation.8 Additionally, this data will better position the Company to adapt is supply chain in the face of a wide variety of climate-related risk factors.

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5 https://www.mckinsey.com/industries/consumer-packaged-goods/our-insights/consumers-care-about-sustainability-and-back-it-up-with-their-wallets, https://www.climateaction100.org/wp-content/uploads/2021/03/Climate-Action-100-Benchmark-Indicators-FINAL-3.12.pdf

6 https://hbr.org/2023/09/research-consumers-sustainability-demands-are-rising

7 https://www.sec.gov/Archives/edgar/data/1065837/000095017024022106/skx-20231231.htm p.8

8 https://corpgov.law.harvard.edu/2023/01/30/eu-finalizes-esg-reporting-rules-with-international-impacts/

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2024 Proxy Memo Skechers USA Inc | Timeline for Measuring and Disclosing Value Chain Emissions

Physical and Operational Risks

The physical risks that climate change poses to Skechers and the global economy are well established, with climate-related damages already costing the global economy an estimated $16 million per hour.9 Skechers is exposed to the physical risks of climate change through its operational footprint, which has a large presence in the state of California. The measurement and disclosure of its value-chain emissions would allow the Company and investors to assess physical climate risk exposure in both its supply chain and direct operations.

In 2023 alone there were 28 natural disasters in the United States that caused more than a billion dollars in damages.10 Skechers identifies that “A substantial portion of our operations are in California, including 100 of our retail stores, our headquarters in Manhattan Beach, and our North America distribution center.”11 The state of California is subjected to climate-related extreme weather including floods, wildfires, droughts, and storms that are increasing in frequency and severity as a consequence continued global GHG emissions.12

Skechers does not have a timeline for the measurement and disclosure of its value-chain emissions, which likely make up more than 80% of its overall GHG emissions, limiting investors’ ability to assess the Company’s continuing contribution to the operational risks posed by climate change. 13 To quantify and mitigate its own contributions to the increasing physical dangers that climate change poses to its stores and operations, Skechers must set a timeline for measuring and disclosing its value-chain GHG emissions.

3.	Skechers significantly lags many peers who measure and disclose value chain GHG emissions or have a timeline for doing so.

Skechers' lack of a timeline for measuring and disclosing its Scope 3 value-chain GHG emissions positions the Company as a clear laggard amongst its peers and major competitors. American footwear peers such as Nike, Under Armour, VF Corporation, and Deckers Brands all disclose their Scope 3 value-chain emissions and have even set validated science-based targets to reduce them.14 Skechers is far behind its these peers, as it does not even have a timeline to begin measuring and disclosing its value-chain emissions. Companies who are perceived as having weaker sustainability commitments are at a distinct competitive disadvantage among key consumer groups, and to avoid being seen as a sustainability laggard by both consumers and investors, Skechers should disclose a timeline for the measurement and disclosure of its Scope 3 value-chain GHG emissions. 15

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9 https://www.weforum.org/agenda/2023/10/climate-loss-and-damage-cost-16-million-per-hour/

10 https://www.ncei.noaa.gov/access/billions/

11 https://www.sec.gov/Archives/edgar/data/1065837/000095017024022106/skx-20231231.htm p.10

12 https://climate.nasa.gov/extreme-weather/

13 https://www.mckinsey.com/industries/retail/our-insights/climate-sustainability-in-retail-who-will-pay

14 https://sciencebasedtargets.org/companies-taking-action

15 https://hbr.org/2023/09/research-consumers-sustainability-demands-are-rising

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2024 Proxy Memo Skechers USA Inc | Timeline for Measuring and Disclosing Value Chain Emissions

Company	Discloses Scope 3 Emissions	SBTi Validated Scope 3 Target
Skechers	No	No
Nike	Yes	Yes
Under Amour	Yes	Yes
Deckers Brands	Yes	Yes
VF Corporation	Yes	Yes

RESPONSE TO SKECHERS BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

The Skechers' Board of Directors (the Board) recommends against this proposal on the grounds that its general requirements are already addressed in Skechers Impact Report. This claim is incorrect. The proposal clearly requests a timeline for the measurement and disclosure of the Company’s Scope 3 value-chain GHG emissions, which Skechers has not provided in its impact report or any other public- facing materials.16 Skechers does disclose its Scope 1 and 2 operational GHG emissions, but this proposal refers to Scope 3 value-chain GHG emissions, which likely are responsible for over 90% of Skechers total emissions footprint.17

CONCLUSION

Vote “Yes” on this Shareholder Proposal #2.

In order to mitigate material financial risk, comply with current and future regulation, and align with peers, Skechers should publicly disclose a timeline for measuring and disclosing its Scope 3 value chain GHG emissions. We urge a “yes” vote.

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For questions, please contact pcaswell@asyousow.org, As You Sow, pcaswell@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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16 https://about.skechers.com/wp-content/uploads/2023/06/Skechers-Impact-Report-2022-1.pdf p.15

17 https://www.mckinsey.com/industries/retail/our-insights/climate-sustainability-in-retail-who-will-pay

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